August 10, 2006

Via Edgar and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 202549-3561

ATTN:  John Hartz, Sr. Assistant Chief Accountant

RE:	Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Quarter ended March 31, 2006
File No. 0-26025

Dear Mr. Hartz:

U.S. Concrete, Inc., (the “Company” or “U.S. Concrete”) hereby provides the response of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated July 28, 2006.  To assist in your review, we have repeated the Staff’s comments below and have numbered the Company’s responses to correspond with the Staff’s comments.

Form 10-K for the Year ended December 31, 2005

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like.  These revisions should be included in your future filings, including your interim filing where applicable.

RESPONSE TO COMMENT 1:

We acknowledge the Staff’s request and where appropriate have provided examples of any proposed disclosures resulting from the comments in the responses below.

Financial Statements

Note 1.  Summary of Significant Accounting Policies, page 38

Property, Plant and Equipment, Net, page 38

Securities and Exchange Commission
August 10, 2006

2.

It is unclear how material depletion is to your pre-tax income. If so, in future filings please provide a transparent disclosure showing how you have calculated your depletion, including the following information:

-	Total depletion for each period;
-	Total units of production;
-	Total units in estimated proven reserves.

You should reconcile your units of production and reserves to the disclosures in Item 2 - Properties.  In order for us to assess this expense, please supplementally provide this information in your response. Any changes in assumptions, and or proven reserves should be discussed in MD&A, as applicable to an understanding of your operations.

RESPONSE TO COMMENT 2:

Depletion expense has not been significant to the Company’s historical pre-tax income.  In an effort to enhance transparency and provide helpful disclosure, U.S. Concrete has briefly described its depletion policy in its annual report on Form 10-K.  Depletion expense for each of the years ending December 31, 2005, 2004 and 2003 was approximately $305,000, $319,000 and $307,000, respectively.

U.S. Concrete will remain mindful of the Staff’s comment as it acquires additional aggregate operations and, should depletion expense rise to a material level, we will modify our disclosure to include the items mentioned in the Staff’s comment and ensure that it reconciles with our disclosures in Item 2. – Properties, at that time.

Segments Information, page 41

3.

You disclosed that you aggregate your ready-mix concrete and concrete related products as one reportable segment. We assume that your concrete related products aggregate the following operating segments; Pre-cast concrete, Building Materials, Aggregates, and Concrete Masonry. Please identify for us your operating segments and provide us with the revenues and gross margins of each of the operating segments for each year presented. Please also address the aggregation criteria in paragraph 17 of SFAS 131.

RESPONSE TO COMMENT 3:

U.S. Concrete does not separately track or report the profitability or other potentially key performance measures by product or service, but rather our internal reporting is on a geographic basis and does not include financial results by product and/or services offered by the respective units (referred to as “operating units”).  Most of our operating units provide some combination of the products and services we offer to our customers within the United States.  The products and services we offer our customers are ready-mixed concrete, pre-cast concrete, building materials, aggregates and concrete masonry.  In certain instances, an operating unit may offer the full range of our products and services and in others they may offer a single product or service.  In each case, profitability (including EBITDA which is the key performance measure utilized in assessing performance by U.S. Concrete) is internally reported to the chief operating decision maker (“CODM”) based on the operating results of each unit and not on the results of the individual products or services.  Based upon your comment and our further review of our disclosure we will clarify our policy in future filings by modifying our segment disclosure to read as follows:

Segment Information

          U.S. Concrete has adopted SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” which establishes standards for the manner by which public enterprises are to report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to stockholders.  U.S. Concrete aggregates its geographically defined operating units as one reportable segment.  All of its operations, sales and long-lived assets are in the United States.

Securities and Exchange Commission
August 10, 2006

Attached as Exhibit A is a report containing revenues, operating profit and an indication of products and services provided by each of our six operating units for the years ending December 31, 2005, 2004 and 2003 to further supplement this response.

U.S. Concrete believes that its operating units aggregate into a single reportable segment and that our reporting is appropriate under Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”, (SFAS No. 131) paragraph 17, based on the following analysis:

Nature of Products and Services

Each of U.S. Concrete’s operating units is principally involved in the production and/or use of ready-mixed concrete for delivery to customers in either an unhardened plastic state for placement into forms at the customers site or in a hardened state after it has been poured into forms or formed at our operating locations.  In two of our operating units, aggregates quarries have been integrated into our operations primarily to secure a supply of a key raw material for our ready-mixed concrete operations in the respective market.  In addition, many of our operating locations offer materials and tools to our customers used by them in the construction of forms for and finishing of our ready-mixed concrete.  These materials and tools merely complement our principal operations – ready-mixed concrete and do not represent a material economic activity compared to our operations as a whole.

Nature of Production Processes

U.S. Concrete’s operating units produce ready-mixed concrete in proportioned mixes designed specifically for the application or customer requirement by combining coarse and fine aggregates, such as gravel, crushed stone and sand, with water, various admixtures and cement.  The ready-mixed concrete is then either poured into a ready-mixed truck for delivery in an unhardened plastic state or into a prepared form for finishing and hardening at our operating location before delivery to the customer.  These operations utilize similar equipment to produce and deliver unhardened plastic ready-mixed concrete and hardened ready-mixed concrete which as been formed.

Type or Class of Customer

U.S. Concrete’s operating units serve all segments of the construction industry in each of the markets in which they operate.  Generally our customers are construction contractors who are involved in commercial, residential, and public works construction projects.  To some degree, certain of our customers may be involved in each of these types of projects or some combination thereof and certain customers may be served by more than one of our operating units.

Securities and Exchange Commission
August 10, 2006

Methods Used to Distribute Products or Provide Services

As discussed above, U.S. Concrete’s operating units use similar equipment in the production and delivery of their products.  Our primary mode of distribution is via specialized trucks which are either designed to carry ready-mixed concrete in its unhardened plastic state or its hardened formed state to the customer’s job site.  Certain of our operating units maintain sites where our hardened formed products are staged for more efficient service of a specific market.

Regulatory Environment

U.S. Concrete believes that the regulatory environments which govern the operation of ready-mixed concrete sites and the delivery of ready-mixed concrete and related products in each of the states it operates in are essentially the same.  While each state in which we operate has established a unique set of regulations which apply to our operations, these regulations generally serve the same objectives.  U.S. Concrete believes that the regulatory issues it faces do not materially differ among the states where it operates.

Economic Similarity

The operating margins of U.S. Concrete’s operating units (see Exhibit A)  may vary based on a number of factors, including the level of competition and consolidation within the markets where we operate, the mix of products and services that we provide, the existence of larger vertically integrated competitors, the existence of labor unions, scarcity of raw materials, and varied seasonal and unexpected severe weather patterns.  U.S. Concrete does not believe these factors to be unique to a particular geographic region and we expect that some or all of these factors can reasonably be expected to impact all our markets from time to time, as discussed in Item 1a.- Risk Factors, in our most recent report on Form 10-K.  For example, we experienced abnormally wet weather in our northern California market in the first quarter of 2005 and are now experiencing a significant heat wave across most of our markets.  In addition, hurricanes or other natural events could disrupt certain components of the supply chain for raw materials resulting in our turning away customers while maintaining our work force and equipment which is not easily reduced on a short term basis.

Securities and Exchange Commission
August 10, 2006

In summary, U.S. Concrete’s operations exist only within the continental United States, it serves similar customers, its product and service offerings are similar, these services are performed in a similar manner using similar methods and processes, its margins do not vary significantly other than for the reasons previously described, and the regulatory environments are essentially the same.  U.S. Concrete’s management believes that it is appropriate to aggregate its operating units’ financial data into one reportable segment which is also consistent with the current discussion of its business in its most recently filed reports on Form 10-K and 10-Q, as well as discussions of its business with its investors.

Form 10-Q for the Quarter ended March 31, 2006

4.	Please address the comments above in your interim filings as well.

RESPONSE TO COMMENT 4:

U.S. Concrete believes that the analysis it has provided in response to the Staff’s comments 2 and 3 above are similarly applicable to those same matters in its report on Form 10-Q for the quarter ended March 31, 2006.

Condensed Consolidated Statements of Operations, page 2

5.

It appears that you excluded a gain of $460,000 on the sale of property plant and equipment from operating income in the first quarter of 2006.  Please tell us how you determined that it was appropriate to exclude this gain from your operating income given the guidance of paragraph 45 of SFAS 144.

RESPONSE TO COMMENT 5:

U.S. Concrete has included the gain referred to in the Staff’s comment as a component of Income from Operations for the three-month period ended March 31, 2006.  U.S. Concrete has historically reported this and similar gains and losses as a component of selling, general and administrative expenses in its consolidated statements of operations, as these amounts have not risen to the level of materiality requiring disclosure in a separate line on the face of our consolidated statements of operations.  The following is a reconciliation of our reported selling, general and administrative expense for the three-month period ending March 31, 2006, in thousands:

Securities and Exchange Commission
August 10, 2006

	March 31,

	2006	2005

Selling expenses	$3,983	$3,512
General & Administrative expenses	11,911	9,228
(Gain)/Loss on Sale of Assets	(460)	(245)

Total S, G & A	$15,434	$12,495

In connection with our responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions concerning this letter at (713) 499-6215.  In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.

`Very truly yours,

/s/ Robert D. Hardy

Robert D. Hardy
Sr. Vice President & Chief Financial Officer

cc:	Gus Rodriguez, Staff Accountant
Eugene Martineau, U.S. Concrete, Inc.
Donald Wayne, U.S. Concrete, Inc.
Ted Paris – Baker Botts, L.L.P.
Matthew S. Hendrickson – PricewaterhouseCoopers, L.L.P.

Exhibit A

U.S. Concrete, Inc.
Revenue & Operating Margins

	2005			2005

	Revenue	Operating Profit	Operating Margin	Ready Mixed	Precast	Building Materials	Concrete Masonry	Aggregates

Operating Unit 1	155,268,402	20,699,983	13.3%	X	X	X	X	X
Operating Unit 2	97,564,994	10,153,558	10.4%	X		X		X
Operating Unit 3	196,197,185	32,748,780	16.7%	X		X
Operating Unit 4	56,795,647	5,106,962	9.0%	X		X	X
Operating Unit 5	40,650,688	9,490,971	23.3%		X
Operating Unit 6	31,248,844	9,542,840	30.5%		X

Total	577,725,760	87,743,094	15.2%

	2004			2004

	Revenue	Operating Profit	Operating Margin	Ready Mixed	Precast	Building Materials	Concrete Masonry	Aggregates

Operating Unit 1	137,879,589	18,883,766	13.7%	X	X	X	X	X
Operating Unit 2	77,768,412	6,894,830	8.9%	X		X
Operating Unit 3	162,352,575	19,753,261	12.2%	X		X
Operating Unit 4	60,840,527	7,114,908	11.7%	X		X	X
Operating Unit 5	39,218,896	8,605,934	21.9%		X
Operating Unit 6	24,816,728	7,691,633	31.0%		X

Total	502,876,727	68,944,332	13.7%

	2003			2003

	Revenue	Operating Profit	Operating Margin	Ready Mixed	Precast	Building Materials	Concrete Masonry	Aggregates

Operating Unit 1	120,902,215	14,779,333	12.2%	X	X	X	X	X
Operating Unit 2	75,548,022	6,121,938	8.1%	X		X
Operating Unit 3	163,604,205	22,965,061	14.0%	X		X
Operating Unit 4	56,208,352	7,165,961	12.7%	X		X	X
Operating Unit 5	35,699,916	9,360,795	26.2%		X
Operating Unit 6	23,187,069	6,726,288	29.0%		X

Total	475,149,779	67,119,376	14.1%

Note:  Revenues and operating profit do not reconcile to our reports on Form 10-K for the periods presented as we have excluded the costs and expenses related to our corporate management unit (which includes certain intercompany revenue eliminations) and due to the fact that the amounts presented for each unit are taken from our internal management reports which present operating profit before selling, general and administrative expenses including depreciation attributable to selling, general and administrative activities.